<SEQUENCE>1
<FILENAME>efut_sc13G/A.txt


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G/A

                               AMENDMENT No. 1

                    Under the Securities Exchange Act of 1934

                      e-Future Information Technology Inc.
                                (Name of Issuer)

                    Common Stock, $0.0756 par value per share
                         (Title of Class of Securities)

                                    G29438101
                                 (CUSIP Number)

                               December 31, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of  9 Pages

CUSIP No. G29438101                    13G/A                   Page 2 of 9 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Fund, LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                11,263 shares of Common Stock,
                $2,250,000 principal amount of Senior Convertible Notes due March 12, 2012 convertible into 90,036 shares of Common
                Stock,
                Series A Warrants to purchase 41,418 shares of Common Stock Series B Warrants to purchase 51,772 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH:  (8)    SHARED DISPOSITIVE POWER
                11,263 shares of Common Stock,
                $2,250,000 principal amount of Senior Convertible Notes due March 12, 2012 convertible into 90,036 shares of Common
                Stock,
                Series A Warrants to purchase 41,418 shares of Common Stock Series B Warrants to purchase 51,772 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                11,263 shares of Common Stock,
                $2,250,000 principal amount of Senior Convertible Notes due March 12, 2012 convertible into 90,036 shares of Common
                Stock,
                Series A Warrants to purchase 41,418 shares of Common Stock Series B Warrants to purchase 51,772 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
         6.90% ( See Item 4 )
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. G29438101                    13G/A                   Page 3 of 9 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Overseas Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                13,780 shares of Common Stock,
                $2,750,000 principal amount of Senior Convertible Notes due March 12, 2012 convertible into 110,044 shares of Common
                Stock,
                Series A Warrants to purchase 50,621 shares of Common Stock Series B Warrants to purchase 63,277 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                13,780 shares of Common Stock,
                $2,750,000 principal amount of Senior Convertible Notes due March 12, 2012 convertible into 110,044 shares of Common
                Stock,
                Series A Warrants to purchase 50,621 shares of Common Stock Series B Warrants to purchase 63,277 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                13,780 shares of Common Stock,
                $2,750,000 principal amount of Senior Convertible Notes due March 12, 2012 convertible into 110,044 shares of Common
                Stock,
                Series A Warrants to purchase 50,621 shares of Common Stock Series B Warrants to purchase 63,277 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
          8.32% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
--------------------------------------------------------------------------------

CUSIP No. G29438101                    13G/A                   Page 4 of 9 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Capital Management, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
           9.99% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. G29438101                    13G/A                   Page 5 of 9 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Sander Gerber
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                 25,043 shares of Common Stock,
                 $5,000,000 principal amount of Senior Convertible Notes
                 due March 12, 2012 convertible into 200,080 shares of
                 Common Stock (See Item 4)
                 Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
           9.99% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. G29438101                    13G/A                   Page 6 of 9 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Yoav Roth
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Israel
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
          9.99%  (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. G29438101                    13G/A                   Page 7 of 9 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            John Doscas
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                25,043 shares of Common Stock,
                $5,000,000 principal amount of Senior Convertible Notes
                due March 12, 2012 convertible into 200,080 shares of
                Common Stock (See Item 4)
                Series A Warrants to purchase 92,039 shares of Common Stock Series B Warrants to purchase 115,049 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
          9.99% (See Item 4)
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. G29438101                    13G/A                   Page 8 of 9 Pages
--------------------------------------------------------------------------------

This Amendment No. 1, (this "Amendment") amends the statement on
Schedule 13G filed on March 23, 2007 (as amended, the "Schedule 13G") with respect to the shares of common stock, $.0756 par value per share, (the "Common Stock") of e-Future Information Technology, Inc.,
(the "Company").   Capitalized terms used herein and not otherwise
defined in this Amendment have the meanings set forth in the
Schedule 13G. This Amendment amends and restates Item 4 in its entirety.


Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

    Exhibit 99.1 of the Company's Report of Foreign Issuer on Form 6-K, filed on December 21, 2007, indicates that as of September 30, 2007,
    there were 2,633,500 shares of  Common Stock outstanding.   The
    percentages set forth on Row 11 of the cover page for each Reporting Person is based on the Company's outstanding shares of Common Stock, and assumes the conversion of the reported senior convertible notes, as well as the exercise of the reported Series A and Series B warrants. As set forth in the terms of the reported convertible notes, Series A warrants and Series B warrants, the number of shares of Common Stock into which the reported convertible notes, Series A warrants and Series B warrants are convertible or exercisable (as applicable) is limited to the number of shares of Common Stock that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock.

    The Investment Manager, which serves as the investment manager to the Hudson Bay Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Hudson Bay Funds. Each of the Reporting Individuals, as executive officers of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Hudson Bay Funds.
    Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock, except for their pecuniary interest therein.

CUSIP No. G29438101                    13G/A                   Page 9 of 9 Pages


SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 5, 2008


HUDSON BAY FUND, LP                       HUDSON BAY OVERSEAS FUND, LTD.

By: /s/ YOAV ROTH                         By: /s/ YOAV ROTH
    -------------                             ----------------------------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager


Hudson Bay Capital Management, L.P.

By: /s/ YOAV ROTH                         /s/ SANDER GERBER
    ----------------------------------    --------------------------------------
Name:  Yoav Roth 		        SANDER GERBER
Title  Principal and Portfolio Manager



/s/ YOAV ROTH                             /s/ JOHN DOSCAS
--------------------------------------    --------------------------------------
YOAV ROTH                                   JOHN DOSCAS